Exhibit 99.5

NYSE American: GPL | TSX: GPR

NEWS RELEASE

October 30, 2019 - For Immediate Release

Great Panther Reports Third Quarter 2019 Financial Results

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) today reported financial results for the Company’s three and nine months ended September 30, 2019 (“Q3”) from its Tucano Gold Mine (“Tucano”) in Brazil, and two Mexican mining operations: the Guanajuato Mine Complex ("GMC"), which includes the San Ignacio Mine, and the Topia Mine (“Topia”). The full version of the Company’s unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), except as noted in the Non-GAAP Measures section of the MD&A. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted. The Company is also providing an update on the engineering work underway to update the Mineral and Resource Estimate for Tucano which is anticipated to be completed in the first quarter of 2020 (“Q1 2020”) and work underway to resolve the geotechnical issues at the Urucum Central South pit (“UCS”).

“The acquisition of Tucano in March of 2019 has driven a significant increase in mine operating earnings and operating cash-flow over the third quarter of last year”, stated Jeffrey Mason, Interim President and CEO, and Chair of the Board of Directors (“the Board”). “More importantly, the continued improvements of Tucano’s operations have translated into increases in production and mine operating earnings over the prior quarter, and we expect to deliver a further increase in production in the fourth quarter of 2019. We also further reduced Tucano’s debt levels by almost $9.0 million in the third quarter of 2019. Although geotechnical issues with one of our five Tucano pits, UCS, has reduced our expected production for the fourth quarter, we are working diligently to ensure we have a plan to safely return UCS to our mine plan.”

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2019	Q3 2018	Change	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change
OPERATIONAL RESULTS
Total material mined - Tucano (tonnes)[1]	6,908,097	-[1]	N/A1	13,486,171	-[1]	N/A1
Ore mined - Tucano (tonnes)[1]	548,082	-[1]	N/A1	1,186,788	-[1]	N/A1
Ore mined - Mexico (tonnes)	65,372	92,997	-30%	198,034	284,585	-30%
Tonnes milled - Tucano[1]	747,498	-[1]	N/A1	1,660,347	-[1]	N/A1
Tonnes milled - Mexico (excluding custom milling)	65,762	92,920	-29%	199,303	284,958	-30%
Tonnes milled - Consolidated operations (excluding custom milling)	813,260	92,920	N/A1	1,859,650	284,958	N/A1
Plant gold head grade (g/t) - Tucano[1]	1.62	-[1]	N/A1	1.45	-[1]	N/A1
Gold ounces produced - Tucano[1]	36,317	-[1]	N/A1	71,380	-[1]	N/A1
Gold ounces produced - Consolidated operations	39,651	4,737	737%	81,405	16,060	407%
Gold equivalent ounces (“Au eq oz”) produced[2]	47,374	12,789	270%	102,156	40,240	154%
Gold ounces sold	43,025	3,623	1,088%	81,064	15,297	430%
Au eq oz sold[2]	50,118	10,592	373%	100,121	37,289	169%
Cash cost per gold ounce sold[3]	$995	$1,002	-1%	$945	$632	50%
All-in sustaining cost (“AISC”) per gold ounce sold, excluding corporate G&A expenditures [3]	$1,330	$1,367	-3%	$1,277	$930	37%
AISC per gold ounce sold[3]	$1,397	$1,773	-21%	$1,384	$1,257	10%

1 Some comparative data has not been provided as this relates to the period of ownership by Beadell Resources Limited (“Beadell”). The data presented for the nine months ended September 30, 2019 is the period from March 5, 2019 to September 30, 2019 for which the Company owned Tucano following the acquisition of Beadell.

2 Gold equivalent ounces are referred to throughout this document. Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

3 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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(in thousands, except per ounce, per share and exchange rate figures)	Q3 2019	Q3 2018	Change	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change
FINANCIAL RESULTS
Revenue	$71,002	$11,691	507%	$132,974	$45,787	190%
Mine operating earnings before non-cash items[4]	$20,020	$667	2,901%	$35,923	$10,003	259%
Mine operating earnings	$10,167	$57	17,737%	$14,447	$6,979	107%
Net loss	$(6,134)	$(3,642)	-68%	$(20,908)	$(6,504)	-221%
Adjusted EBITDA[1]	$13,721	$(2,968)	562%	$15,751	$(2,416)	752%
Operating cash flow before changes in net non-cash working capital	$13,275	$(2,527)	625%	$11,366	$(2,945)	486%
Cash and short-term deposits at end of period	$27,275	$57,936	-53%	$27,275	$57,936	-53%
Net working capital at end of period	$12,715	$65,020	-80%	$12,715	$65,020	-80%
Average realized gold price per oz2	$1,460	$1,186	23%	$1,388	$1,286	8%
Average realized silver price per oz2	$17.68	$14.45	22%	$15.98	$15.81	1%
Loss per share - basic and diluted	$(0.02)	$(0.02)	0%	$(0.08)	$(0.04)	-100%
Brazilian real (“BRL”)/USD	$3.97	$3.96	0%	$3.89	$3.60	8%
Mexican peso (“MXN”)/USD	$19.43	$18.99	2%	$19.26	$19.04	1%

CHANGE IN COST REPORTING MEASURES

As a result of the acquisition of Tucano through the acquisition of Beadell Resources Limited (“Beadell”) on March 5, 2019 (the “Acquisition”), the Company’s primary metal production by value is now gold. In addition, Great Panther’s Mexican silver mines operations produce a significant component of gold by-product. As a result, the Company has changed to primary reporting of cash cost and AISC metrics on a per ounce of gold sold basis, net of by-product credits (refer to the Non-GAAP Measures section in the Company’s MD&A for definitions and reconciliations of these measures to the Company’s reported financial results). Cash cost and AISC measures on a payable silver ounce basis (net of by-product credits) continue to be provided for the Company’s Mexican operating mines as these remain primary silver producing mines by value.

SUMMARY REVIEW OF FINANCIAL RESULTS OF THE THIRD QUARTER OF 2019

Revenues for the third quarter of 2019 of $71.0 million represented an increase of $59.3 million over the third quarter of 2018, reflecting the Acquisition. Tucano accounted for $58.2 million of revenue in the third quarter of 2019. Higher realized gold and silver prices also contributed to the increase in revenue.

Mine operating earnings before non-cash items increased to $20.0 million ($0.07 per share), which was also primarily attributed to the contribution of Tucano which accounted for $16.6 million of mine operating earnings before non-cash items.

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Average realized gold and silver prices are prior to smelting and refining charges.

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Mine operating earnings (inclusive of amortization and other non-cash charges) also showed a significant increase to $10.2 million compared to the same period in the prior year primarily due to the noted contribution of Tucano. The improvement in metal prices also contributed to the increase in mine operating earnings and offset lower production and sales volume from the Mexican operations. The factors contributing to an improvement in mine operating earnings also offset cost increases in Mexico (refer to the following discussions of cash cost and AISC for further details).

Net loss for the quarter was $6.1 million or $0.02 per share as mine operating earnings were offset by general and administrative (“G&A”) expenditures of $2.9 million, exploration, evaluation and development (“EE&D”) expenditures of $2.9 million and finance and other expense of $9.7 million. Finance and other expense is comprised of foreign exchange losses of $6.8 million, of which $5.9 million were unrealized losses and related primarily to the negative mark-to-market valuation on the Brazilian real (“BRL”) forward contracts due to the weakening of the BRL against USD at September 30, 2019, and the impact of the translation of BRL denominated borrowings. The BRL/ USD rate at September 30, 2019 was 4.16. As at October 30, 2019, the Company had BRL forward contracts with a notional USD value $73.5 million with an average BRL/USD exchange value of 4.12 compared to the prevailing BRL/USD exchange rate on the same day of approximately 3.99 which would result in a positive mark-to-market revaluation . To hedge exposure to foreign exchange fluctuations the Company enters into foreign exchange contracts. These have been primarily forward contracts for the purchase of BRL and MXN, and generally for terms of not more than six months.

Adjusted EBITDA for the third quarter of 2019 was $13.7 million.

EE&D reflected $1.2 million of Coricancha expenditures, $0.5 million of Guanajuato focused exploration program, $0.3 million of San Ignacio exploration drilling, and $0.3 million of Topia exploration drilling. It is noted that EE&D expenses do not include capitalized Tucano exploration costs of $2.1 million.

The increase in G&A for the third quarter is primarily related to the acquisition of Tucano. G&A reflected approximately $1.0 million of Tucano G&A expenditures that include $0.6 million of Brazil G&A, and $0.4 million of ongoing costs to wind down the former Australian head office of Tucano. The wind-down of the former Australian head office is expected to be largely completed by the first quarter of 2020 and related expenditures should be substantially eliminated following the first quarter of 2020. Share-based compensation included in G&A increased by $0.4 million as the Company made the annual share-based award grants to its employees and directors during the third quarter of 2019.

Operating cash flow before changes in non-cash net working capital was $13.3 million ($0.04 per share) in the third quarter of 2019, compared to negative $2.5 million ($0.01 per share) in the third quarter of 2018. The improvement largely reflects an increase in mine operating earnings before non-cash items of $19.4 million, a decrease in acquisition costs as the comparative period reflected $0.6 million of acquisition costs related to Tucano, and an increase in net realized foreign exchange gains of $0.3 million. These factors were partly offset by an increase in interest paid of $1.6 million, and an increase in other expenses of $1.1 million relating to Tucano’s Imposto de Circulação de Mercadorias e Serviços (“ICMS”), a Brazilian sales tax that was determined to be unrecoverable, an increase in G&A cash expenses of $1.0 million, an increase in EE&D cash expenses of $0.4 million, Guanajuato Mine care and maintenance costs of $0.2 million, and a decrease in interest received of $0.2 million.

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Refer to the Company’s MD&A for the three and nine months ended September 30, 2019 for more details of the financial results.

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CASH COST AND ALL-IN SUSTAINING COSTS

The consolidated operating results, cash cost and AISC for the three and nine months ended September 30, 2019 reflect Tucano operations from the date of the completion of the Acquisition, and a comparison to those of prior periods on an overall basis is not meaningful. Refer to the discussion of operating and cost metrics for the individual mines in the Company’s MD&A for the three and nine months ended September 30, 2019.

Consolidated AISC per gold ounce sold (excluding corporate G&A expenditures) for the third quarter of 2019 of $1,330 is higher than the revised consolidated annual cost guidance of $1,230 - $1,270 per gold ounce sold (excluding corporate G&A expenses) for the following reasons (Refer to Guidance section for discussion of 2019 production and cost guidance):

•	Tucano’s capitalized stripping for production in future periods and the liability to pay the Amapá State Mineral Resources Inspection Fee (“TFRM”) in the third quarter of 2019.
•	Higher cash cost per silver payable ounce at Topia due to a less favourable market for Topia’s concentrates and general cost increases over the prior year comparative period.
•	Adoption of the new accounting standard IFRS 16 - Leases.

Further discussion of these factors can be found in the Company’s MD&A for the three and nine months ended September 30, 2019. For the purposes of consolidated cash cost and AISC per gold ounce sold, GMC and Topia are incorporated on the basis of Au eq oz production and sales, and other metals produced are treated as by-products. See the Non-GAAP Measures section of the Company’s MD&A for detailed reconciliations and computation of these measures.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT SEPTEMBER 30, 2019

At September 30, 2019, the Company had cash and short-term deposits of $27.3 million, compared to $50.6 million at December 31, 2018.

Cash and short-term deposits decreased by $23.3 million in the nine months ended September 30, 2019 primarily due to $25.4 million of net cash repayment of Tucano borrowings, largely in connection with negotiated repayments with creditors of the acquired parent company of Tucano and change of control provisions. Capital investments drew $23.5 million in additions to plant and equipment, including $15.1 million of capitalized stripping at Tucano, $2.1 million of capitalized drilling expenditures at Tucano, and $3.3 million on the Topia expansion project. Lease liability repayments amounted to $4.4 million. These were partly offset by contributions to cash which included $16.0 million of net proceeds from the bought deal financing, $8.9 million of cash provided by operating activities, $2.7 million of partial repayment on the loan advanced to Tucano’s former parent company prior to the Acquisition, $1.4 million of cash received upon the Acquisition, $0.5 million in proceeds from the exercise of stock options, and $0.4 million in net cash recovery of the Coricancha environmental bond.

Net working capital was $12.7 million as at September 30, 2019, a decrease of $49.1 million from the start of the year. The decrease was mainly due to the $35.9 million of net repayments of Tucano’s borrowings ($25.4 million net cash repayments and $10.5 million repayment via issuance of shares), $23.5 million additions to mineral property, plant and equipment, and $5.7 million of lease liabilities recognized upon the adoption of IFRS 16 - Leases. The Company’s current borrowings reflect $14.3 million of unsecured revolving credit facilities of its Brazilian subsidiary, and $10.1 million of unsecured debt owed to MACA Limited, a former contractor at Tucano. These were partly offset by the $16.0 million net cash proceeds from the bought deal financing.

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TUCANO UPDATE

Urucum Central South Pit

As noted in the Company’s press releases on October 7, 2019 and October 15, 2019, the Company discovered a geotechnical issue in the west wall of UCS at Tucano on October 6, 2019. As a result of these geotechnical issues, Great Panther has taken UCS out of its short-term production plan for the balance of 2019 and is conducting a full geotechnical review of UCS and is monitoring UCS and other Urucum pits. After 2019, UCS was not scheduled to return to production until 2021 and 2022. To compensate for the loss of UCS production in 2019, the Company has re-sequenced and accelerated production from other pits, primarily the Urucum North and Urucum South pits.

The Company is engaging an independent geotechnical engineering firm to assist in the preparation of a work plan for the remediation of UCS (the “UCS Work Plan”). The UCS Work Plan will identify the geotechnical analysis and updated mine plan for the additional stripping and rehabilitation required to bring UCS back into production. Once the UCS Work Plan has been completed, the Company will be able to assess the anticipated capital cost required to bring the UCS pit back into production, the anticipated timeframe for reactivation of the UCS pit, the long-term impact on operating costs, and any impact on the mine plan for UCS.

Until such time as the UCS Work Plan has been completed, the Company is not able to provide any assurance as to (i) whether UCS can be economically remediated, as is presently anticipated, (ii) the costs of this remediation work, (iii) any change in long-term operating costs for UCS, (iv) any impact on Mineral Reserves at UCS, or (v) any impact on the economics of continued mining at the UCS pit. The Company also cautions that its ability to complete the required remediation work will be contingent upon the Company having sufficient funds from operating cash flows (which will be adversely impacted by the UCS geotechnical issue) and additional debt or equity financings (of which there is no assurance) to fund this remediation work. The Company notes that there is increased risk to the Company and its future cash flows and profitability associated with the remediation of UCS.

Mineral Resource and Mineral Reserve Update

The Company has engaged Roscoe Postle & Associates Inc. (“RPA”) as its independent mining and geological consultants in connection with the preparation of an updated Mineral Resource and Mineral Reserve estimate for Tucano with an effective date of September 30, 2019. The expected timing of the completion and announcement of the updated Mineral Resource and Reserve estimate is to facilitate the preparation of the Company’s budgets and guidance for 2020.

Exploration Program Update

Great Panther continues to advance its exploration program at Tucano following the announcement of high-grade drilling results in July. The program is expected to complete 7,450 metres in 36 holes by the end of the year, all comprising near-mine or in-mine targets. The program is aimed at realizing Tucano’s significant near mine exploration potential to extend mine life and increase options on grade within Tucano’s current open pit and underground resource base. In addition, work has commenced on a further regional exploration program, focused on the extensive land package surrounding Tucano with the objective of capitalizing on Tucano’s significant longer-term exploration potential.

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GMC Update

At GMC, production continues to be sourced primarily from the San Ignacio Mine, while an exploration program at the Guanajuato Mine continues to be advanced with the objective of identifying in-situ blocks of higher-grade mineralization in order to bring the Guanajuato Mine back into full production in 2020. The Company is planning to complete and announce an updated NI 43-101 resource estimate for GMC based on this year’s exploration program in the first quarter of 2020.

Topia Update

At the Topia Mine, the Company continues exploration drilling to better define existing mineral resources, and to extend the mineral resources into new areas, both in terms of along presently mined veins and along new veins.

Coricancha Update

At the Coricancha Mine in Peru, the Company approved a positive production decision following the completion of the bulk sample program (“BSP”) which confirmed the key operating assumptions contained in its Preliminary Economic Assessment (“PEA”) announced in May 2018. The Company is establishing the conditions under which a restart of Coricancha production can be implemented.

GUIDANCE

As a result of the geotechnical issue encountered at UCS in Tucano, the Company lowered its production guidance for the fourth quarter of 2019 as per the Company’s news release on October 15, 2019. Based on production through to the third quarter of 2019 at its Mexico operations, the Company also revised the full year guidance for Mexico.

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Production and cash cost guidance	Q1 2019 Actual	Q2 2019 Actual	Q3 2019 Actual	Previous FY 2019 Guidance	Revised FY 2019 Guidance	FY 2018 Actual
Gold equivalent ounces[1] - Tucano (from March 5, 2019 acquisition date)	5,164	29,899	36,317	125,000 - 135,000	110,000 - 115,000	n/a
Gold equivalent ounces[1] - Mexico	9,696	10,023	11,057	46,500 - 50,000	40,000 - 45,000	52,137
Total gold equivalent ounces[1]	14,860	39,922	47,374	171,500 - 185,000	150,000 - 160,000	52,137
Cash cost per gold ounce sold[2]	$ 793	$ 914	$ 995	$ 820 - $ 890	$ 930 - $ 970	$664
AISC per gold ounce sold, excluding corporate G&A expenditures[2]	$ 1,404	$ 1,167	$ 1,330	$ 1,030 - $1,130	$ 1,230 - $1,270	$943

Tucano production guidance	Previous Q4 2019 Guidance	Revised Q4 2019 Guidance
Gold ounces	55,000 - 59,600	39,000 - 44,000

It is cautioned that cash cost and AISC are very sensitive to the MXN and BRL foreign exchange rates, and metal prices through the computation of by-product credits. To manage the Company’s exposure to changes in the BRL and MXN exchange rates, the Company may enter into forward contracts for these foreign currencies against USD at various rates and maturity dates.

The Company is maintaining its guidance for non-sustaining capital expenditures and EE&D expenses for the year ended December 31, 2019:

Non-sustaining Capex and EE&D expense guidance	Nine months ended September 30, 2019	FY 2019 Guidance	Revised FY 2019 Guidance per gold ounce sold
Non-sustaining capital expenditures (including Tucano near mine exploration)	$ 4.1 million	$ 7.0 - $ 8.5 million	$ 44 - $ 57
Non-sustaining EE&D (including Coricancha and GMC explorations)	$ 7.4 million	$ 8.8 - $ 10.7 million	$ 55 - $ 71

Note however, that the above noted guidance on a per gold ounce sold basis has been revised due to the anticipated reduction in production at Tucano as a result of the UCS geotechnical issue.

1 Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 Cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, and AISC per gold ounce sold are non-GAAP measures. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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WEBCAST AND CONFERENCE CALL TO DISCUSS THE THIRD QUARTER 2019 FINANCIAL RESULTS

The Company has scheduled the release of its third quarter 2019 financial results for Wednesday, October 30, 2019 after market close. A conference call and webcast will be held on October 31, 2019 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific Time) to discuss the results and provide a corporate update. Mr. Jeffrey Mason, Interim President and CEO and Chair of the Board, and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration: www.greatpanther.com

U.S. & Canada Toll-Free:	1 800 319 4610
International Toll:	+1 604 638 5340

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling:

U.S. & Canada Toll-Free:	1 800 319 6413, replay code 3681
International Toll:	+1 604 638 9010, replay code 3681

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru and, having executed a successful BSP in accordance with the May 2018 PEA for the project restart, the Company is establishing the conditions under which a restart of production can be implemented.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s production guidance and ability to meet its production guidance, expectations of cash cost and AISC, the exploration potential of Tucano, Topia, and GMC, the timing for updated reserve and resource estimates for Tucano and GMC, the timing of the completion of the UCS Work Plan at Tucano, and the timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

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GREAT PANTHER MINING LIMITED (FORMERLY GREAT PANTHER SILVER LIMITED)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	September 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$27,275	$24,524
Short-term deposits	—	26,057
Trade and other receivables	20,149	8,887
Inventories	41,820	4,535
Loan receivable	—	5,048
Reimbursement rights	5,317	6,385
Derivative assets	104	738
Other current assets	2,041	797
	96,706	76,971
Restricted cash	925	1,237
Other receivables	18,409	—
Inventories - non-current	—	1,420
Reimbursement rights	5,818	4,470
Mineral properties, plant and equipment	169,105	13,391
Exploration and evaluation assets	15,888	15,065
Deferred tax assets	329	222
	$307,180	$112,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities	$53,526	$10,647
Derivative liabilities	1,879	—
Current portion of borrowings	25,076	—
Reclamation and remediation provisions - current	3,510	4,473
	83,991	15,120
Other liabilities	13,557	—
Borrowings - MACA Limited	7,705	—
Reclamation and remediation provisions	31,865	22,947
Deferred tax liabilities	2,121	2,053
	139,239	40,120
Shareholders’ equity:
Share capital	251,974	130,912
Reserves	14,960	19,829
Deficit	(98,993)	(78,085)
	167,941	72,656
	$307,180	$112,776

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GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Revenue	$71,002	$11,691	$132,974	$45,787

Cost of sales
Production costs	50,982	11,024	97,051	35,784
Amortization and depletion	9,773	446	21,238	2,659
Share-based compensation	80	164	238	365
	60,835	11,634	118,527	38,808

Mine operating earnings	10,167	57	14,447	6,979

General and administrative expenses
Administrative expenses	2,141	1,152	6,961	3,883
Amortization and depletion	115	27	333	79
Share-based compensation	620	200	1,280	774
	2,876	1,379	8,574	4,736

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	2,544	2,281	8,973	7,048
Mine development costs	352	378	1,186	1,559
Share-based compensation	5	(30)	(11)	(35)
	2,901	2,629	10,148	8,572

Business acquisition costs	78	712	2,863	712

Care and maintenance costs	213	—	599	—

Finance and other income (expense)
Interest income	125	341	615	1,079
Finance costs	(1,520)	—	(3,764)	(19)
Accretion expense	(512)	(27)	(1,629)	(646)
Foreign exchange gain (loss)	(6,781)	750	(5,050)	599
Other income (expense)	(1,050)	48	(2,452)	76
	(9,738)	1,112	(12,280)	1,089

Loss before income taxes	(5,639)	(3,551)	(20,017)	(5,952)

Income tax expense	495	91	891	552

Net loss for the period	$(6,134)	$(3,642)	$(20,908)	$(6,504)

Loss per share - basic and diluted	$(0.02)	$(0.02)	$(0.08)	$(0.04)

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	13

GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2019 and 2018 (Unaudited)	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Cash flows from operating activities:
Net loss for the period	$(6,134)	$(3,642)	$(20,908)	$(6,504)
Items not involving cash:
Amortization and depletion	9,888	473	21,571	2,738
Unrealized foreign exchange loss	7,973	120	7,622	52
Income tax expense	495	91	891	552
Share-based compensation	705	334	1,507	1,104
Other non-cash items	1,910	(185)	4,836	(383)
Interest received	125	299	576	916
Interest paid	(1,643)	—	(4,330)	(38)
Income taxes paid	(44)	(17)	(399)	(1,382)
	13,275	(2,527)	11,366	(2,945)
Changes in non-cash working capital:
Trade and other receivables	(1,169)	1,781	(2,298)	6,225
Inventories	12,509	(1,073)	954	22
Other current assets	422	50	108	(330)
Trade payables and accrued liabilities	(3,364)	598	(1,194)	(770)
Net cash provided by (used in) operating activities	21,673	(1,171)	8,936	2,202

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	3	—	373	—
Cash received on Acquisition of Beadell	—	—	1,441	—
Redemptions of (investments in) short-term deposits, net	—	317	26,057	(2,502)
Repayment received prior to Acquisition on loan advanced to Beadell	—	—	3,069	—
Advances to Beadell prior to Acquisition	—	—	(354)	—
Additions to mineral properties, plant and equipment	(13,070)	(696)	(23,464)	(1,467)
Net cash provided by investing activities	(13,067)	(379)	7,122	(3,969)

Cash flows from financing activities:
Proceeds from financings, net of expenses	15,957	—	15,957	—
Payment of lease liabilities	(2,013)	—	(4,394)	—
Proceeds from borrowings	4,482	—	9,521	—
Repayment of borrowings	(9,670)	—	(34,949)	—
Proceeds from exercise of share options	7	4	506	346
Net cash from financing activities	8,763	4	(13,359)	346

Effect of foreign currency translation on cash and cash equivalents	(39)	37	52	(33)

Increase (decrease) in cash and cash equivalents	17,330	(1,509)	2,751	(1,454)
Cash and cash equivalents, beginning of period	9,945	36,852	24,524	36,797
Cash and cash equivalents, end of period	$27,275	$35,343	$27,275	$35,343

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	14